Simpson Thacher & Bartlett LLP

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TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number +1-212-455-2516	E-mail Address bwells@stblaw.com

July 22, 2022

Re:	Cohen & Steers Income Opportunities REIT, Inc.
Draft Registration Statement on Form S-11

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Cohen & Steers Income Opportunities REIT, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact me at (212) 455-2516 or Ryan Bekkerus at (212) 455-2293 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Benjamin Wells

cc:     Terri Liftin

BEIJING BRUSSELS HONG KONG HOUSTON LONDON LOS ANGELES PALO ALTO SÃO PAULO TOKYO WASHINGTON, D. C .